

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2021

Craig E. Barnett
Chairman and Chief Executive Officer
Pearl Holdings Acquisition Corp
757 Third Avenue, 26th Floor
New York, NY 10017

> **Re: Pearl Holdings Acquisition Corp**
> **Draft Registration Statement on Form S-1**
> **Submitted May 18, 2021**
> **CIK No. 0001856161**

Dear Mr. Barnett:

      We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration on Form S-1

Our Acquisition Process, page 10

1.   We note your disclosure that potential conflicts of interest between the company and Meadow Lane Capital LLC (Meadow Lane), with whom members of your management team and sponsor are affiliated, will be naturally mitigated by the differing nature of targets that Meadow Lane typically considers most attractive for its investment activities and the types of initial business combination opportunities that you expect to be most attractive for your company. Please expand your disclosure to clarify this natural mitigation where disclosures elsewhere indicate that Meadow Lane also targets investment opportunities in the lifestyle, healthcare, and wellness sectors. We further note that your sponsor is managed by Craig E. Barnett, your Chairman and your Chief

Executive Officer, and Mr. Barnett is also the Chief Executive Officer of Meadow Lane.

Initial Business Combination, page 11

2. We note your disclosure related to obtaining an opinion from an independent investment banking firm or another independent entity to satisfy the 80% of fair market value test. Please revise here to also disclose that unless you complete your initial business combination with an affiliated entity, you are not required to obtain an opinion that the price you are paying is fair to the company from a financial point of view.

Summary Financial Data, page 36

3. Please include "as adjusted" amounts as of April 3, 2021 assuming consummation of the offering.

Capitalization, page 84

4. Please address the following items regarding your "As Adjusted" amounts as of April 3, 2021:
   - Present a line item for your Class A ordinary shares ordinary shares that will be issued in your offering; and,
   - Tell us why the "Class A ordinary shares subject to possible redemption" line does not agree to the "Assumed maximum proceeds available for redemption to effect a business combination" as presented on page 83 within dilution, or, revise as appropriate.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551- 3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: P. Michelle Gasaway